Exhibit 99.4

NOT FOR DISTRIBUTION TO A US NEWSWIRE SERVICE OR FOR DISSEMINATION IN THE UNITED STATES

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C. V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

December 22, 2010

         U.S. 20-F Registration: 000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange: DFL

CREAM MINERALS LTD. CLOSES $6,000,000 BOUGHT DEAL OFFERING WITH POWERONE CAPITAL MARKETS LIMITED, APPOINTS NEW DIRECTOR

Vancouver, BC – December 22, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce that it has closed the previously announced bought deal private placement of units.  PowerOne Capital Markets Limited was sole underwriter of the offering.  An aggregate of 37,500,000 units (the “Units”) were sold at $0.16 per Unit for aggregate gross proceeds to the Company of $6,000,000.

Each Unit consists of one common share of the Company (a “Common Share”) and one common share purchase warrant of Cream (a “Warrant”).  Each Warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of $0.24 per Common Share until December 21, 2012, provided that if after four months and one day following the Closing Date, the Common Shares of the Company close on the TSX Venture Exchange at a price in excess of $0.60 per Common Share for 20 consecutive days, the Company will be able to accelerate the expiry of the Warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the Warrants.

The net proceeds from the Offering will be used by the Company for exploration of its natural resource properties and general and administrative expenditures.

New Director.

The Company is pleased to announce the appointment of Mr. Gerry Feldman to the Board of Directors of Cream.  Mr. Feldman is a Chartered Accountant and Vice President of Corporate Development and Chief Financial Officer of Pinetree Capital Inc. and has extensive experience as an advisor to public companies.

Securities issued in the Offering are subject to a four month hold period in Canada expiring on April 22, 2010.

For further information, please contact:

Michael E. O'Connor

President & CEO

Robert Paul

Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and information within the meaning of applicable Canadian securities laws and the "safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Examples of such forward-looking information include, but are not limited to the proposed use of proceeds from the Offering. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including unforeseen events which result in the Company having to divert funds to other purposes. Although Cream believes that the expectations expressed in such forward looking statements are reasonable, there is no assurance that developments beyond its control will not result in Cream's expectations regarding such matters proving to be incorrect. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: changes in the business and affairs of Cream and inherent uncertainties involved in mineral resource estimates; fluctuations in interest rates and exchange rate; general economic conditions; competitive conditions in the businesses in which Cream operates; and changes in laws, rules and regulations applicable to Cream. Cream specifically disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Cream's views as of any date subsequent to the date of this news release.